

Mail Stop 4720

May 12, 2016

Via E-mail
Mr. Matthew M. Walsh
Executive Vice President and Chief Financial Officer
Catalent, Inc.
14 Schoolhouse Road
Somerset, New Jersey 08873

> **Re: Catalent, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 2, 2015**
> **Form 8-K dated February 9, 2016**
> **Filed February 9, 2016**
> **Form 8-K dated May 4, 2016**
> **Filed May 4, 2016**
> **File No. 001-36587**

Dear Mr. Walsh:

We have reviewed your April 21, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to the comment in our April 11, 2016 letter.

Form 8-K filed February 9, 2016
Exhibit 99.1 Earnings release dated February 9, 2016
Reconciliation of Net Earnings/(Loss) to Adjusted Net Income/(Loss), page 14

1. We acknowledge your response to our prior comment. Please address the following comments related to footnote 2 associated with the tables in your response:
    - Tell us the amount of pre-tax adjustments that you have applied a zero effective tax rate in your recast Adjusted Net Income for each of the periods presented. Also, tell us the effective tax rate for those jurisdictions if a valuation allowance did not exist.
    - Explain to us why it is appropriate to reflect the pre-tax non-GAAP adjustments addressed in the preceding bullet at zero effective tax rates. In your response tell us

your consideration for whether the pre-tax non-GAAP adjustment in any individual jurisdiction, coupled with any similar adjustment in prior periods or expected adjustments in future periods would create hypothetical income causing you to reverse the valuation allowance for non-GAAP purposes and record a tax provision related to the current adjustments.

Form 8-K filed May 4, 2016
Exhibit 99.1 Earnings release dated May 4, 2016
Catalent, Inc. Reports Third Quarter 2016 Results, page 1

2. Please represent to us that in future earnings releases you will include GAAP net income and GAAP diluted earnings per share amounts in your bullet points highlighting current results and noteworthy events when you present their non-GAAP equivalents. In this regard, your inclusion of only non-GAAP measures in these highlights places undo prominence on these measures and is prohibited under Item 10(e)(1)(i)(A) of Regulation S-K as prompted by Instruction 2 to Item 2.02 of Form 8-K.

Reconciliation of Net Earnings/(Loss) to Adjusted Net Income/(Loss), page 14

3. In response to our prior comment, you provided re-casted information for each of the last three fiscal years and subsequent interim period and represented to us that you would include such information in your earnings release. However, it appears you included this information only for the most recent fiscal year and quarterly periods therein, and subsequent interim period. Please represent to us that you will include re-casted information for the fiscal years ended June 30, 2014 and 2013 in your next earnings release to provide investors with comparative historical information under your revised presentation.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance